Exhibit 3.2

OPERATING AGREEMENT

OF

OXIDE LLC

A DELAWARE LIMITED LIABILITY COMPANY

LIMITED LIABILITY COMPANY AGREEMENT dated as of January 6, 2010 (this “Agreement”) of Oxide LLC, a Delaware limited liability company (the “Company”), by and among the members set forth on Schedule A hereto, as members of the Company (each, a “Member” and, together, the “Members”).

R E C I T A L S

WHEREAS, the Members desire to form the Company under the Delaware Limited Liability Company Act, as amended from time to time (the “Act”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Formation. The Members hereby form the Company pursuant to the Act. A Certificate of Formation described in the Act has been filed with the Secretary of State of the State of Delaware in conformity with the Act. Express authorization is hereby given to Donald S. Harrison (the “Authorized Person”) for the exclusive purpose of executing the Certificate of Formation of the Company and any requisite applications for authority by the Company in other jurisdictions.

2. Name. The name of the Company is “Oxide LLC.”

3. Members. The Company shall consist of the Member(s) set forth on Schedule A hereto, which schedule shall be amended to reflect the admission of additional Members, the withdrawal of existing Members, substitute Members as a result of permitted transfers of Units (as defined below) and changes in the Managing Member. None of the foregoing changes shall be effective unless Schedule A is updated by an amendment to this Agreement signed by the Members representing a majority of issued and outstanding Units immediately prior to such changes.

4. Admission or Withdrawal of Member. No person shall be admitted or shall withdraw as a Member of the Company without the approval of the Managing Member.

5. Units. The Company is authorized to issue a single class of ownership interest in the Company designated as “Units”, at such prices per Unit as the Managing Member shall approve and including any and all benefits to which the holder(s) of such Units may be entitled in this Agreement, together with all obligations of such holder(s) to comply with the terms and provisions of this Agreement and the Act and shall, for all purposes, be personal property. The total number of Units which the Company shall have authority to issue is one thousand (1,000) Units. Each Unit shall be identical in all respects (including with regard to voting, to any rights of holders to receive distributions from time to time and to receive distributions on liquidation of the Company) with each other Unit. Units may only be transferred with the approval of the Managing Member.

6. Voting. Each Member shall be entitled to vote upon all matters upon which Members have the right to vote pursuant to this Agreement, the Act or other applicable law in proportion to such Member’s respective share of Units as set forth on Schedule A hereto, which proportion may be adjusted only as provided by the Managing Member. Except as otherwise provided in this Agreement or as required by law, the affirmative vote of Members holding 50% or more of issued and outstanding Units by written consent or at a meeting shall constitute approval of the Members of any matter.

7. Capital Contributions. Each Member shall contribute, as an initial capital contribution (“Initial Capital Contribution”) to the Company, the amounts as set forth on Schedule A hereto. In exchange for the Initial Capital Contributions, each Member shall receive Units in the amounts set forth opposite the name of such Member on Schedule A hereto. Additional capital contributions may be made by Members subject to approval by the Managing Member.

8. Limited Liability. The Members shall have no liability for any debt, obligation or liability of the Company except to the extent required by the Act.

9. Managing Member. The management and control of the Company shall be vested exclusively in Google Inc., a Delaware corporation (the “Managing Member”), as set forth in Schedule A. The Managing Member shall serve in such capacity until such time as the Managing Member is dissolved, resigns or is replaced as a Member, in which case Members holding more than 50% of the issued and outstanding Units shall designate a new Managing Member by written consent or at a meeting, and Schedule A shall be amended accordingly. The Managing Member shall have the power on behalf of and in the name of the Company to carry out any and all of the objects and purposes of the Company in accordance with, and subject to the limitations contained in, this Agreement, if any, and to perform all acts which it may, in its discretion, deem necessary or desirable.

10. Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Managing Member as herein set forth.

11. Duration. Except as otherwise set forth in this Agreement, the Company shall continue in perpetuity.

12. Dissolution. The Company may be dissolved by a decision made by the Managing Member, in its discretion, to dissolve the Company; or by the entry of a decree of judicial dissolution under Section 18-802 of the Act. Upon dissolution, the business of the Company shall be wound up and liquidated in an orderly manner. The Managing Member shall be the liquidator to wind up the affairs of the Company pursuant to this Agreement.

13. Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the laws of Delaware to the rights and duties of the parties. In particular, it shall be construed to the maximum extent possible to comply with all of the terms and conditions of the Act. If it shall be determined by a court of competent jurisdiction that any provision or wording of this Agreement shall be invalid or unenforceable under the Act or other applicable law, such invalidity or unenforceability shall not invalidate the entire Agreement, in which case this Agreement shall be construed to limit any term or provision so as to make it enforceable or valid within the requirements of applicable law, and, in the event such term or provision cannot be so limited, this Agreement shall be construed to omit such invalid or unenforceable provisions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first set forth above.

GOOGLE INC.

By:	/s/ Donald S. Harrison
Name:	Donald S. Harrison
Title:	Assistant Secretary

SCHEDULE A

REGISTER OF MEMBERS

Name	Address	Initial Capital Contribution	Units
Managing Member

Google Inc.	1600 Amphitheatre Parkway Mountain View, CA 94043	$1.00	1,000

Additional Members

None